Exhibit 3.1

AMended & Restated Articles of Incorporation of Micrel, incorporated

ARTICLE I

The name of this corporation is Micrel, Incorporated (the “Corporation”).

ARTICLE II

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the California Corporations Code (the “CCC”) other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The Corporation is authorized to issue one class of stock to be designated as “Common Stock.” The total number of shares of Common Stock that the Corporation is authorized to issue is one thousand (1,000) shares, and each such share shall have a par value of one-tenth of one cent ($0.001).

ARTICLE IV

In furtherance and not in limitation of the powers conferred by statute, and subject to the limitations set forth in Section 212 of the California General Corporation Law, the board of directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind the bylaws of the Corporation.

ARTICLE V

Meetings of shareholders may be held within or without the State of California, as the bylaws of the Corporation may provide.

ARTICLE VI

The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the CCC), through bylaw provisions, by agreement or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the CCC, subject to the limits on such excess indemnification set forth in Section 204 of the CCC.

Any repeal or modification of this article shall only be prospective and shall not affect the rights under this article in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.